UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Date of publication January – March 2025 results	2

RESULTS
JANUARY | MARCH 2025

Earnings Release
Date: Wednesday, 14 May 2025
Time: 07:30 AM (CEST)
Conference Call
Date: Wednesday, 14 May 2025
Time: 10:00 AM (CEST)
09:00 AM (BST)
04:00 AM (EDT)

To be webcasted online
https://edge.media-server.com/mmc/p/gr7nmrwz/

To participate in the Q&A session, please register using the link below to receive the dial in and PIN details:
https://register-conf.media-server.com/register/BI07caea111e7948f7b95ec73e7158c5b3

Disclaimer: To the participants located in Spain or with Spanish phone numbers who want to join via conference call, once you complete the registration, please use the "Call me” function.
If you have any questions, please contact Investor Relations at ir@telefonica.com or +34 914 828 700
www.telefonica.com/en/shareholders-investors/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 14, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors